Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

Retirement Plans Committee
Webster Bank Retirement Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 333-183875, No. 333-104871 and No. 333-212075) on Form S-8 of the Webster Bank Retirement Savings Plan of our report dated June 29, 2018, with respect to the statements of net assets available for benefits of Webster Bank Retirement Savings Plan as of December 31, 2017 and 2016, the related Statements of changes in net assets available for benefits for the years then ended, the related notes to the financial statements, and the supplemental Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 11-K of Webster Bank Retirement Savings Plan.

/s/ KPMG LLP
Hartford, Connecticut
June 29, 2018